Report of Independent Auditors

Board of Directors and Stockholder
Great Lakes Fund, Inc.


We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Great Lakes Fund, Inc. as of December 31, 1997, and the related statement of operations, the statement of changes in net assets, and the financial highlights for the year then ended. These financial statements and financial highlights
are  the  responsibility  of  the  Fund's management.   Our
responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets of Great Lakes Fund, Inc. for the year ended December 31, 1996, and the financial highlights for the year then ended and for the period from May 1, 1995 (commencement of operations) to December 31, 1995 were audited by other auditors whose report dated February 14, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1997, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Great Lakes Fund, Inc. at December 31, 1997, the results of its operations, changes in its net assets, and its financial highlights for the year then ended, in conformity with generally accepted accounting principles.

Ernst & Young LLP

Detroit, Michigan
January 23, 1998


                                  Great Lakes Fund, Inc.

                            Statement of Assets and Liabilities

                                    December 31, 1997

Assets
  Investments, at fair value (cost $759,068,926)                $1,403,081,263
  Cash                                                               1,410,750
  Dividends receivable                                               1,992,676
  Prepaid expenses                                                      17,645
  Deferred organization costs, net                                      16,372
Total assets                                                     1,406,518,706

Liabilities
  Accrued expenses                                                     553,156
  Notes payable (Note 5)                                               305,500
  Accrued interest expense                                               8,096
Total liabilities                                                      866,752
Net assets                                                      $1,405,651,954

Net assets are represented by:
  Series A Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                           $100,000,000
  Series B Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                            100,000,000
  Series C Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 1,000 shares
     authorized, issued and outstanding                            100,000,000
  Series D Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                             50,000,000
  Series E Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 500 shares
     authorized, issued and outstanding                             50,000,000
  Series F Auction Market Preferred Stock, $.01 par value
     at liquidation preference $100,000 per share, 750 shares
     authorized, issued and outstanding                             75,000,000
  Common stock at par value, $.01 per share, 199,995,250 shares
     authorized, 37,508,445.64 shares issued and outstanding           375,084
  Additional paid-in capital                                       289,041,794
  Accumulated net realized loss                                     (2,777,261)
  Net unrealized appreciation of investments                       644,012,337
  Net assets                                                    $1,405,651,954

Net asset value per common shares outstanding                           $24.81
See accompanying notes.
                                  Great Lakes Fund, Inc.

                                 Statement of Operations

                           For the year ended December 31, 1997


Investment income:
      Dividend income                                              $22,524,214
      Interest income                                                  241,292
Total investment income                                             22,765,506

Expenses:
  Administration fee (Note 2)                                        1,926,312
  Investment management fee (Note 2)                                   128,448
  Broker dealer fee on AMPS                                          1,071,427
  Rating agencies fees                                                  71,655
  Legal fees                                                            37,534
  Auction agent fee                                                     33,392
  Independent accountants                                               32,548
  Interest expense                                                      28,157
  Insurance                                                             15,118
  Directors fees and expenses                                           10,875
  Amortization of organization costs                                     7,017
  Other expenses                                                         2,750
Total expenses                                                       3,365,233
Net investment income                                               19,400,273

Net realized and unrealized gains (losses) on  investments:
  Net realized loss on investments                                  (2,777,261)
  Change in net unrealized appreciation of investments             340,597,383
Net increase in net assets resulting from operations              $357,220,395


See accompanying notes.
                                  Great Lakes Fund, Inc.

                           Statement of Changes in Net Assets

                       For the years ended December 31, 1997 and 1996

                                                       1997            1996
From operations:
  Net investment income                            $19,400,273     $17,172,952
  Net realized gain (loss) on investments           (2,777,261)      3,913,163
  Net change in unrealized appreciation
       of investments                              340,597,383     180,453,127
Increase in net assets resulting from operations   357,220,395     201,539,242

Dividends from net investment income:
  Auction market preferred stock                   (19,192,811)    (14,479,017)
  Common stock                                        (207,462)     (2,693,935)
                                                   (19,400,273)    (17,172,952)

Distributions from net realized gains:
  Common stock                                               -      (3,836,375)

Decrease in net assets resulting from
  distributions to stockholders                    (19,400,273)    (21,009,327)

Increase (decrease) from capital transactions:
  Issuance of auction market preferred stock        75,000,000      50,000,000
  Capital contribution from common
       stockholder                                   8,000,000               -
  Distribution of capital to common
       stockholder                                 (61,732,414)    (50,000,000)
                                                    21,267,586               -
Total increase in net assets                       359,087,708     180,529,915

Net assets:
  Beginning of year                              1,046,564,246     866,034,331

  End of year                                   $1,405,651,954  $1,046,564,246

See accompanying notes.
                   Great Lakes Fund, Inc.

               Notes to Financial Statements

                     December 31, 1997


1.   Organization and Significant Accounting Policies

The  Great Lakes Fund, Inc. (the "Fund") is registered as  a diversified, closed-end management investment company  under
the  Investment Company Act of 1940, as amended.   The  Fund
commenced investment operations on May 1, 1995.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The   following  is  a  summary  of  significant  accounting
policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net realized capital gains, if any, are generally distributed annually.

The character of income and gains distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

Organization Costs

Organization  costs  have  been  deferred  and   are   being
amortized by the Fund on a straight-line basis over five years.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the years ended December 31, 1997 and 1996, dividend and
capital   gain  distributions  to  the  common   stockholder
amounted to $207,462 and $6,530,310, respectively.

During the years ended December 31, 1997 and 1996, return of capital distributions to the common stockholder amounted to approximately $62,000,000 and approximately $50,000,000. During 1997, the common stockholder made a capital contribution to the Fund in the amount of $8,000,000.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding at the end of the fiscal year. The annual fee as a percentage of net assets at December 31, 1997 and December 31, 1996 was 0.15% and 0.25%,
respectively, and 0.06% in years thereafter. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated, accrued and paid on a monthly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1997 were $55,868,909 and $45,538,732, respectively.

As of December 31, 1997, the net unrealized appreciation of $644,012,337 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $649,624,039 and $5,611,702, respectively.

4.   Auction Market Preferred Stock ("AMPS")

The Fund has outstanding at December 31, 1997, 1000 shares each of Series A, Series B and Series C, 500 shares each of Series D and Series E, and 750 shares of Series F AMPS. The AMPS rates in effect on December 31, 1997 were 4.32%, 4.25%, 4.21%, 4.27%, 4.30% and 4.30% for Series A, Series B, Series C, Series D, Series E and Series F, respectively.

In February 1997 and June 1996, the Fund issued $75 million and $50 million of AMPS, respectively.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.


In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

5.   Notes Payable

As of December 31, 1997, the Fund had $305,500 of principal notes outstanding to investors. The notes are due on May 8, 2020 and bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of December 31, 1997, the Fund was paying interest at 9.23% per annum.

6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.

                                  Great Lakes Fund, Inc.

                                   Financial Highlights

                                                  Year ended December 31,
                                               1997       1996   1995 (1)
For a share of common stock outstanding
     throughout the period:
  Net asset value, beginning of period       $17.24     $13.77     $10.00
  Net investment income                        0.52       0.46       0.33
  Net realized and unrealized gains
    on investments                             9.01       4.91       3.76
Total from investment operations               9.53       5.37       4.09
Capital contribution                           0.21          -          -
Less distributions from net investment income:
    Common stock equivalent of dividends
        paid to AMPS holders                  (0.51)     (0.40)     (0.27)
    Dividends paid to common stockholder      (0.01)     (0.07)     (0.05)
Less distributions from net realized gains:
  Distribution to common stockholder              -      (0.10)     (0.01)
Less distributions from paid-in capital:
   Distribution of capital to common stock    (1.65)     (1.33)         -
Total distributions                           (2.17)     (1.90)     (0.33)
Net asset value, end of period               $24.81     $17.24     $13.77

Total investment return                       34.13%     38.98%     40.90%(2)

Ratios/supplemental data:
    Net assets at end of period (000s)    $1,405,652 $1,046,564  $866,034
    Average net assets (000s)             $1,291,147 $1,282,826  $854,566
    Ratio of expenses to average net assets
       applicable to common stock (4)          0.26%      0.40%      0.10%(3)

    Ratio of net investment income to average net
       assets applicable to common stock (4)   1.50%      1.34%      1.27%(3)

    Portfolio turnover                         3.53%      2.23%      2.22%

    Average commissions paid on equity
      securities transactions (5)             $0.03      $0.02       -

    Asset coverage per AMPS share,
       end of period                       $295,927   $261,641   $247,438
    AMPS shares outstanding                   4,750      4,000      3,500
    Asset coverage for notes payable,
        end of period                        460115%    329108%    271484%
    Notes payable, end of period           $305,500   $318,000   $319,000

  (1) For the period March 4, 1993 (commencement of operations) to
      December 31, 1993.
  (2) Total investemnt return for the period, not annualized.
  (3) Annualized.
  (4) Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net asets of the common stockholder. Ratios do not reflect the effect of divided payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.
  (5) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged.

See accompanying notes.

                                 GREAT LAKES FUND, INC.

                                Portfolio of Investments
                                   December 31, 1997


  No. of
   Shares                                    Market Value
COMMON STOCK

  BUILDING AND CONSTRUCTION                1.12%

                BUILDING MATERIALS
    15,300  CHAMPION INTL CORP                    693,281.25
    16,800  GEORGIA PACIFIC CORP                1,020,600.00
   114,000  HOME DEPOT                          6,711,750.00
    10,600  LOUISIANA PAC CORP                    201,400.00
    30,200  MASCO CORP                          1,536,425.00
     8,800  OWENS CORNING                         300,300.00

                PAINT AND FLAT GLASS
    36,500  PPG INDUS INC                       2,085,062.50
    35,600  SHERWIN WILLIAMS CO                   987,900.00

                INDUSTRIAL CHEMICALS
     2,600  GREAT LAKES CHEM CRP                  116,675.00
    14,400  ROHM & HAAS CO                      1,378,800.00

                MISCELLANEOUS
    10,600  FLUOR CORP                            396,175.00
     4,300  FOSTER WHEELER CORP                   116,368.75
     7,400  KAUFMAN & BROAD HOME CORP             166,037.50

   TOTAL BUILDING AND CONSTRUCTION            $15,710,775.00

  CHEMICALS AND DRUGS                     13.56%

                CHEMICALS
    23,100  AIR PRODS & CHEMS INC               1,899,975.00
    56,000  AMGEN INC                           3,031,000.00
    23,400  BOSTON SCIENTIFIC CORP              1,073,475.00
    42,700  DOW CHEMICAL CO                     4,334,050.00
   255,400  DUPONT DENEMOURS & CO              15,339,962.50
    15,900  EASTMAN CHEMICAL CO                   947,043.75
    31,050  ENGLEHARD CORP                        539,493.75
     7,500  FMC CORP-NEW                          504,843.75
    15,200  GRACE W. R. & CO. (NEW)             1,222,650.00
    13,500  HERCULES INC                          675,843.75
   116,600  MONSANTO CO                         4,897,200.00
    31,100  MORTON INTERNATIONAL INC            1,069,062.50
    13,700  NALCO CHEM CO                         542,006.25
    28,700  PRAXIAIR INC                        1,291,500.00
    23,400  SIGMA-ALDRICH CORP                    930,150.00
    28,000  UNION CARBIDE CORP                  1,202,250.00

                DRUGS
   170,900  ABBOT LABS                         11,204,631.25
    12,100  ALZA CORP CL A                        384,931.25
   136,200  AMERICAN HOME PRODUCTS             10,419,300.00
   202,000  BRISTOL MYERS SQUIBB CO            19,114,250.00
   282,200  JOHNSON & JOHNSON                  18,589,925.00
   226,600  LILLY ELI & CO                     15,777,025.00
   230,200  MERCK & CO., INC                   24,458,750.00
   247,800  PFIZER INC                         18,476,587.50
    45,820  PHARMACIA & UPJOHN INC              1,678,157.50
   162,400  SCHERING PLOUGH                    10,089,100.00
   101,600  WALGREEN CO                         3,187,700.00

                COSMETICS
    11,600  ALBERTO CULVER CO CL B                371,925.00
    27,200  AVON PRODUCTS INC                   1,669,400.00
    14,900  INTL FLAVORS & FRAGRANCES             767,350.00

                HEALTH PRODUCTS/CARE
     9,700  ALLERGAN INC                          325,556.25
     5,900  BARD CR INC                           184,743.75
     8,900  BAUSCH & LOMB                         352,662.50
    57,300  BAXTER INTL INC.                    2,890,068.75
    25,600  BECTON DICKINSON & CO               1,280,000.00
   171,600  COLUMBIA/HCA HEALTHCARE             5,083,650.00
    27,600  GUIDANT CORP                        1,718,100.00
    46,800  TENET HEALTHCARE CORP               1,550,250.00
    10,800  U S SURGICAL                          316,575.00
    16,600  UTD HEALTHCARE CORP                   824,812.50

         TOTAL CHEMICALS AND DRUGS           $190,215,957.50

  CONSUMER PRODUCTS                       13.74%

                CONFECTIONS AND BEVERAGES
    90,000  ANHEUSER-BUSCH COS                  3,960,000.00
    12,800  BROWN FORMAN INC CL B                 707,200.00
   480,200  COCA COLA CO                       31,993,325.00
    31,800  NEWELL CO.                          1,351,500.00
   330,500  PEPSICO INC                        12,042,593.75

                CONTAINERS
    19,600  AVERY DENNISON CORP                   877,100.00
     3,300  BALL CORP                             116,531.25
     9,500  CROWN CORK & SEAL INC                 476,187.50
     4,900  STONE CONTAINER                        51,143.75
     9,700  TEMPLE INLAND INC                     507,431.25

                PACKAGED FOOD
   120,950  ARCHER DANIELS MIDLAND CO           2,623,103.13
    98,000  CAMPBELL SOUP CO                    5,696,250.00
   103,600  CONAGRA                             3,399,375.00
     7,300  COORS ADOLPH CO CL B                  242,725.00
    30,600  CPC INTL INC                        3,297,150.00
    30,100  GENERAL MILLS INC                   2,155,912.50
    79,000  HEINZ H J CO                        4,014,187.50
    33,600  HERSHEY FOODS CORP                  2,081,100.00
    91,600  KELLOGG CO                          4,545,650.00
    14,300  PIONEER HI BRED INTL INC            1,533,675.00
    28,800  QUAKER OATS CO                      1,519,200.00
    18,500  RALSTON-PURINA GROUP                1,719,343.75
    99,200  SARA LEE CORP                       5,586,200.00
    38,100  SYSCO CORP                          1,735,931.25
    26,400  WRIGLEY WM JR CO                    2,100,450.00

                PAPER
    11,400  AMERICAN GREETINGS CL A               446,025.00
     8,200  BEMIS CO                              361,312.50
     3,800  BOISE CASCADE CORP                    114,950.00
    17,900  FORT JAMES CORPORATION                684,675.00
    61,812  INTERNATIONAL PAPER CO              2,665,642.50
   119,479  KIMBERLY CLARK CORP                 5,891,808.19
    20,000  MEAD CORP                             560,000.00
     5,600  POTLATCH CORP                         240,800.00
     7,200  UNION CAMP CORP                       386,550.00
    37,000  WEYERHAEUSER CO                     1,815,312.50
       400  WILLIAMETTE INDUSTRIAL                 12,875.00

                PRINTING AND PUBLISHING
     5,800  JOSTENS INC                           133,762.50
    15,900  KNIGHT-RIDDER INC                     826,800.00
    19,800  MCGRAW-HILL COMPANIES INC           1,465,200.00
    11,000  MEREDITH CORP                         392,562.50
    19,000  NEW YORK TIMES CO CL A              1,256,375.00
    89,200  TIME WARNER INC                     5,530,400.00
    17,900  TIMES MIRROR CO CL A NEW            1,100,850.00
    26,800  TRIBUNE CO                          1,668,300.00
    19,650  WESTVACO CORP                         617,746.88

                RECREATIONAL EQUIPMENT
    20,300  BRUNSWICK CORP                        615,343.75
     3,600  HARRAH'S ENTERTAINMENT                 67,950.00
    21,300  HASBRO INC                            670,950.00
    50,425  MATTEL INC                          1,878,331.25

                SOAPS
    18,000  CLOROX CO                           1,423,125.00

                OTHER CONSUMER PRODUCTS
    63,000  COLGATE PALMOLIVE CO                4,630,500.00
    31,300  FORTUNE BRANDS INC                  1,160,056.25
    96,300  GILLETTE CO                         9,672,131.25
   279,200  PROCTER & GAMBLE CO                22,283,650.00
     9,800  RUBBERMAID INC                        245,000.00
     3,800  SPRINGS INDUS INC                     197,600.00
     6,800  TUPPERWARE CORPORATION                189,550.00
    22,700  UST INC                               838,481.25
    17,800  WHITMAN CORP                          463,912.50

                PHOTOGRAPHY
    73,200  EASTMAN KODAK CO                    4,451,475.00
     7,800  POLAROID CORP                         379,762.50

                HOUSEHOLD FURN/APPLIANCES
     6,700  ARMSTRONG WORLD IND                   500,825.00
    21,200  MAYTAG CO                             791,025.00

                RETAIL
     2,400  FEDERATED DEPT STORES NEW             103,350.00
    25,200  TJX COS INC (NEW)                     866,250.00

                APPAREL
    30,300  FRUIT OF THE LOOM CL A                776,437.50
    47,225  LIMITED INC                         1,204,237.50
    10,900  LIZ CLAIBORNE INC                     455,756.25
    56,400  NIKE INC CL B                       2,213,700.00
    20,600  V F CORP                              946,312.50

                BROADCASTING
   146,442  DISNEY WALT CO                     14,506,910.63
     7,700  KING WORLD INC                        444,675.00

                MISCELLANEOUS
    13,900  PALL CORP                             287,556.25

           TOTAL CONSUMER PRODUCTS           $192,770,067.58

  DURABLE GOODS                           24.45%

                AEROSPACE-AIRCRAFT
   206,918  BOEING CO                          10,126,049.63
    11,500  GENERAL DYNAMICS CORP                 994,031.25
    34,500  LOCKHEED MARTIN CORP                3,398,250.00
    11,400  NORTHROP GRUMMAN CORP               1,311,000.00
    37,000  TEXTRON INC                         2,312,500.00
    51,600  UNITED TECHNOLOGIES CORP            3,757,125.00

                AGRICULTURAL MACHINERY
    81,000  CATERPILLAR INC                     3,933,562.50
    50,500  DEERE & CO                          2,944,781.25

                AUTOMOBILE AND PARTS
    36,000  AUTOZONE INC                        1,044,000.00
   152,200  CHRYSLER CORP                       5,355,537.50
     3,800  COOPER TIRE & RUBBER                   92,625.00
     7,200  CUMMINS ENGINE INC                    425,250.00
    20,100  DANA CORP                             954,750.00
    15,600  EATON CORP                          1,392,300.00
     9,100  ECHLIN INC                            329,306.25
   203,500  FORD MTR CO                         9,907,906.25
   140,600  GENERAL MTRS CORP                   8,523,875.00
    32,550  GENUINE PARTS CO                    1,104,665.63
    16,400  NAVISTAR INTL CORP (NEW)              406,925.00
    30,300  TENNECO INC (NEW)                   1,196,850.00
    28,000  TRW INC                             1,494,500.00

                ELECTRICAL
    53,804  AMP INC                             2,259,768.00
    96,000  EMERSON ELEC CO                     5,418,000.00
    24,200  HONEYWELL INC                       1,657,700.00
    13,000  RAYCHEM CORP                          559,812.50

                ELECTRONICS
    16,300  ADVANCED MICRO-DEVICES                292,381.25
    79,800  APPLIED MATLS INC                   2,403,975.00
   244,800  CISCO SYS INC                      13,647,600.00
     7,000  E G & G INC                           145,687.50
   646,000  GENERAL ELECTRIC CO                47,400,250.00
     9,600  GENERAL SIGNAL CORP                   405,000.00
   230,200  HEWLETT PACKARD CO                 14,387,500.00
   421,800  INTEL CORP                         29,631,450.00
    30,000  MICRON TECH                           780,000.00
    36,300  NATIONAL SEMICONDUCTOR                941,531.25
     9,800  NATIONAL SVC INDS                     485,712.50
   172,275  ORACLE CORPORATION                  3,843,885.94
     9,200  PERKIN ELMER CORP                     653,775.00
     8,966  RAYTHEON CO CL A                      442,138.93
    53,100  RAYTHEON CO CL B                    2,681,550.00
    10,000  SEAGATE TECHNOLOGY INC                192,500.00
    13,800  TEKTRONIX INC                         547,687.50
    93,800  TEXAS INSTRUMENTS                   4,221,000.00
     7,700  THOMAS & BETTS CORP                   363,825.00

                INDUSTRIAL MACHINERY
     7,000  AEROQUIP-VICKERS INC                  343,437.50
     5,400  BRIGGS & STRATTON CORP                262,237.50
       700  CASE CORPORATION                       42,306.25
     6,800  CINCINNATI MILACRON INC               176,375.00
    21,700  COOPER INDUS INC                    1,063,300.00
    43,200  DOVER CORP                          1,560,600.00
     4,800  HARNISCHFEGER INDUS INC               169,500.00
    35,100  INGERSOLL RAND CO                   1,421,550.00
     1,700  NACCO INDUS INC CL A                  182,218.75
    49,600  ROCKWELL INTL CORP W/I              2,591,600.00

                OFFICE EQUIPMENT AND SUPPLIES
    17,700  DELUXE CORP                           610,650.00
     2,900  HARLAND JOHN H CO                      60,900.00
    19,200  IKON OFFICE SOLUTIONS                 540,000.00
    33,400  PITNEY BOWES INC                    3,003,912.50
    68,500  XEROX CORP.                         5,056,156.25

                RUBBER
    10,900  GOODRICH B F CO                       451,668.75
    30,200  GOODYEAR TIRE & RUBBER              1,921,475.00

                OTHER DURABLE GOODS
    36,000  CORNING INCORPORATED                1,336,500.00
    10,800  CRANE CO                              468,450.00
    50,200  ILLINOIS TOOL WORKS                 3,018,275.00
     8,600  MILLIPORE CORP                        291,862.50
    81,400  MINNESOTA MNG & MFR                 6,679,887.50
    20,200  STANLEY WORKS                         953,187.50

                COMPUTERS AND SOFTWARE
    17,500  APPLE COMPUTER INC                    229,687.50
     1,100  BAY NETWORKS INC                       28,118.75
    60,700  CABLETRON SYSTEMS INC                 910,500.00
     5,700  CERIDIAN CORP                         261,131.25
   151,760  COMPAQ COMPUTER CORP                8,564,926.78
   116,812  COMPUTER ASSOC INTL INC             6,176,434.50
     8,600  DATA GENL CORP                        149,962.50
    46,800  DELL COMPUTER CORP                  3,931,200.00
    41,300  DIGITAL EQUIP CORP                  1,528,100.00
   274,600  IBM CORP                           28,712,862.50
   276,200  MICROSOFT CORP                     35,698,850.00
     7,800  NEXTLEVEL SYSTEMS INC                 139,425.00
    56,300  NOVELL INC                            422,250.00
    28,100  SILICON GRAPHICS                      349,493.75
    87,600  SUN MICROSYSTEMS                    3,493,050.00
    37,700  UNISYS CORP                           523,087.50

                HOUSEHOLD FURN/APPLIANCES
    13,100  WHIRLPOOL CORP                        720,500.00

                TELECOMMUNICATIONS
    86,900  AIRTOUCH COMMUNICATIONS             3,611,781.25
    23,625  ANDREW CORP                           567,000.00
    17,800  DSC COMMUNICATIONS                    427,200.00
   110,372  LUCENT TECHNOLOGIES INC             8,815,963.50
    72,000  WORLDCOM INC                        2,178,000.00

                MISCELLANEOUS
   112,600  ALLIED-SIGNAL INC                   4,384,362.50
    17,300  BLACK & DECKER CORP                   675,781.25
    26,300  ITT INDUSTRIES INC                    825,162.50
    17,800  JOHNSON CTLS INC                      849,950.00
    27,450  PARKER HANNIFIN CORP                1,259,268.75
    10,600  SNAP ON TOOLS CORP                    462,425.00
    13,000  THERMO ELECTRON CORP                  578,500.00

               TOTAL DURABLE GOODS           $343,049,545.41

  FINANCIAL                               17.16%

                BANKS
    86,400  BANC ONE CORP                       4,692,600.00
    71,300  BANK NEW YORK INC                   4,122,031.25
   143,800  BANKAMERICA CORP                   10,497,400.00
    34,400  BANKBOSTON CORPORATION              3,231,450.00
    19,800  BANKERS TR NY CORP                  2,226,262.50
    37,800  BARNETT BANKS INC                   2,716,875.00
    96,720  CHASE MANHATTAN CORP NEW           10,590,840.00
    95,900  CITICORP                           12,125,356.25
    40,650  CORESTATES FINL CORP                3,254,540.63
     4,500  FIFTH THIRD BANCORP COM               367,875.00
    69,014  FIRST CHICAGO NBD CORP              5,762,669.00
   107,450  FIRST UNION CORP                    5,506,812.50
    51,257  FLEET FINANCIAL GROUP INC           3,841,071.44
    42,100  KEYCORP NEW                         2,981,206.25
   102,937  MBNA CORP                           2,811,466.81
    44,600  MELLON BANK CORP                    2,703,875.00
    40,100  MORGAN J P & CO                     4,526,287.50
    37,100  NATIONAL CITY CORP                  2,439,325.00
   128,096  NATIONSBANK CORP                    7,789,838.00
   155,600  NORWEST CORP                        6,010,050.00
    53,000  PNC FINANCIAL                       3,024,312.50
    23,800  REPUBLIC NEW YORK CORP              2,717,662.50
    41,500  SUNTRUST BANKS INC                  2,962,062.50
    15,524  U.S. BANCORP                        1,737,717.75
    37,700  WACHOVIA CORP                       3,058,412.50
    17,633  WELLS FARGO & CO                    5,985,301.44

                FINANCE COMPANIES
   105,100  AMERICAN EXPRESS CO                 9,380,175.00
    10,700  BENEFICIAL CORP                       889,437.50
   157,600  FED HOME LN MTG CORP                6,609,350.00
       700  GREEN TREE FINANCIAL                   18,331.25
    20,400  HOUSEHOLD INTL CORP                 2,602,275.00

                HOLDING COMPANY
     4,100  EASTERN ENTERPRISES                   184,500.00
    71,025  MS, DW, DISCOVER & CO               4,199,353.13

                FIRE AND CASUALTY INSURANCE
    37,200  CHUBB CORP                          2,813,250.00
    17,600  GENERAL RE CORP                     3,731,200.00
    29,900  SAFECO CORP                         1,457,625.00

                INSURANCE
    24,460  AETNA INC                           1,725,958.75
   103,669  ALLSTATE CORPORATION                9,420,920.38
   138,075  AMERICAN INTL GROUP                15,015,656.25
     1,350  AON CORP                               79,143.75
    15,200  CIGNA CORP                          2,630,550.00
    10,200  CINCINNATI FINANCIAL CORP           1,435,650.00
    25,000  CONSECO INC                         1,135,937.50
    26,300  HARTFORD FINANCIAL SVCS             2,460,693.75
    47,300  LOEWS CORP                          5,019,712.50
    26,800  MARSH & MCLENNAN CO.                1,998,275.00
    14,000  MBIA INC                              935,375.00
     9,000  MGIC INVT CROP                        598,500.00
    17,200  ST PAUL COS INC                     1,411,475.00
    24,400  TORCHMARK CORP                      1,026,325.00
    14,900  TRANSAMERICA CORP                   1,586,850.00
   241,281  TRAVELERS GROUP INC                12,998,986.94
    29,400  UNUM CORP.                          1,598,625.00
    26,100  USF & G CORP                          575,831.25

                LIFE INSURANCE
    46,139  AMERICAN GENERAL CORP               2,494,389.69
    12,550  JEFFERSON PILOT CORP                  977,331.25
    17,200  LINCOLN NATL CORP IND               1,343,750.00
    16,700  PROVIDIAN FINL CORP W/I               754,631.25

                REAL ESTATE
   232,800  FEDERAL NATL MTGE ASSN             13,284,150.00

                SAVINGS & LOANS
    28,500  AHMANSON H F & CO                   1,907,718.75
    14,100  GOLDEN WEST FINL CORP               1,379,156.25

                BROKERAGE
    76,400  MERRILL LYNCH & CO                  5,572,425.00

                MISCELLANEOUS
    29,070  WASHINGTON MUTUAL                   1,855,029.38

                   TOTAL FINANCIAL           $240,791,845.84

  METALS AND MINING                        0.51%

                ALUMINUM
    36,000  ALUMINUM CO AMER                    2,533,500.00
    12,500  REYNOLDS METALS CO                    750,000.00

                MINING
     9,100  HOMESTAKE MNG CO                       80,762.50

                STEEL
    30,255  ALLEGHENY TELEDYNE                    782,848.13
    11,300  ARMCO, INC.                            55,793.75
     9,000  BETHLEHEM STEEL CORP                   77,625.00
     4,500  INLAND STEEL INDUS INC                 77,062.50
     5,400  NUCOR CORP                            260,887.50
    14,800  TIMKEN CO                             508,750.00
     9,100  USX-US STEEL GROUP                    284,375.00
    12,400  WORTHINGTON INDS INC                  204,600.00

                OTHER METALS
     4,900  ASARCO INC                            109,943.75
    16,137  NEWMONT MNG CORP                      474,024.38
    12,000  PHELPS DODGE CORP                     747,000.00

                MINERALS
    11,300  CYPRUS AMAX MINERALS CO               173,737.50

           TOTAL METALS AND MINING             $7,120,910.01

  COLLECTIBLES & PRECIOUS MATERIALS        0.01%

                GOLD-DIAMOND-GEMS
     5,000  FREEPORT-MCMORAN COPPER-B              78,750.00

TOTAL COLLECTIBLES & PRECIOUS MATERIALS           $78,750.00

  OIL-ENERGY                               7.19%

                OIL & GAS PRODUCERS
    18,500  AMERADA HESS CORP                   1,015,187.50
   101,500  AMOCO CORP                          8,640,187.50
    21,800  COASTAL CORP                        1,350,237.50
     5,500  HELMERICH & PAYNE INC.                373,312.50
    71,300  OCCIDENTAL PETROLEUM                2,089,981.25
    18,800  ROWAN COS INC                         573,400.00
    30,192  UNION PACIFIC RESOURCES               732,156.00
    70,000  USX-MARTHON GROUP COM NEW           2,362,500.00

                NATURAL RESOURCES
    36,500  DRESSER INDUS INC                   1,530,718.75
    10,400  KERR MCGEE CORP                       658,450.00
     6,600  ONEOK INC                             266,475.00
    75,900  WILLIAMS COS INC-DEL                2,153,662.50

                OIL EQUIPMENT, WELLS & SVCS
    13,200  ASHLAND, INC                          708,675.00
    30,000  BAKER HUGHES INC                    1,308,750.00
    47,600  HALLIBURTON CO                      2,472,225.00
    11,000  WESTERN ATLAS INC                     814,000.00

                OIL - DOMESTIC
    31,207  BURLINGTON RESOURCES INC            1,398,463.69
     9,500  PENNZOIL CO                           634,718.75
    47,800  PHILLIPS PETE CO                    2,324,275.00
    46,600  UNOCAL CORP                         1,808,662.50

                OIL - INTERNATIONAL
    72,400  ATLANTIC RICHFIELD CO               5,801,050.00
   141,200  CHEVRON CORP                       10,872,400.00
   511,200  EXXON CORP.                        31,279,050.00
   161,200  MOBIL CORP                         11,636,625.00
    26,000  ORYX ENERGY COMPANY                   663,000.00
    13,500  SUN CO INC                            567,843.75
   106,800  TEXACO INC                          5,807,250.00

                MISCELLANEOUS
    35,200  FIRSTENERGY CORP                    1,020,800.00

                  TOTAL OIL-ENERGY           $100,864,057.19

  RETAIL                                   3.59%

                DEPARTMENT STORES
    22,100  CVS CORP                            1,415,781.25
    32,400  DAYTON HUDSON CORP                  2,187,000.00
    18,700  DILLARDS INCORPORATED                 659,175.00
    12,700  HARCOURT GENERAL INC                  695,325.00
    61,000  K MART                                705,312.50
    47,000  MAY DEPT STORES CO                  2,476,312.50
     8,300  MERCANTILE STORES                     505,262.50
    36,700  PENNEY JC INC                       2,213,468.75
    75,600  SEARS ROEBUCK & CO                  3,420,900.00
   358,900  WAL MART STORES INC                14,154,118.75
    34,900  WINN-DIXIE STORES INC               1,524,693.75
    19,000  WOOLWORTH CORP                        387,125.00

                GROCERY
    52,100  ALBERTSON'S INC                     2,468,237.50
    66,800  AMERICAN STORES CO                  1,373,575.00
     9,800  GIANT FOOD INC                        330,137.50
     8,800  GREAT ATLANTIC & PAC TEA              261,250.00
    37,200  KROGER CO                           1,374,075.00
    11,600  SUPERVALUE INC                        485,750.00

                OTHER RETAIL
    17,900  CIRCUIT CITY STORES                   636,568.75
    45,600  COSTCO COMPANIES INC                2,034,900.00
     7,800  LONGS DRUG STORES CORP                250,575.00
    20,200  LOWES COS INC                         963,287.50
     1,500  PEP BOYS-MAN, MO, JACK                 35,812.50
    18,000  RITE AID CORP                       1,056,375.00
    14,200  TANDY CORP                            547,587.50
    58,600  TOYS R US                           1,842,237.50

                SPORTING GOODS
     9,800  REEBOK INTL LTD                       282,362.50
     6,700  RUSSELL CORP                          177,968.75

                APPAREL
    17,800  CHARMING SHOPPES INC                   83,437.50
    63,300  GAP INC                             2,243,193.75
    13,800  NORDSTROM INC                         833,175.00

                MISCELLANEOUS
    60,800  TYCO INTERNATIONAL LTD              2,739,800.00

                      TOTAL RETAIL            $50,364,781.25

  UTILITIES                                8.73%

                ELECTRIC
    37,900  AMERICAN ELEC PWR INC               1,956,587.50
    27,400  BALTIMORE GAS & ELEC                  933,312.50
    21,500  CAROLINA PWR & LT CO                  912,406.25
    23,700  CENTRAL & SOUTH WEST CORP             641,381.25
    22,600  CINERGY CORP                          865,862.50
    42,400  CON. EDISON NY INC                  1,738,400.00
    32,300  DOMINION RES INC-VA                 1,374,768.75
    74,325  DUKE POWER CO                       4,115,746.88
    95,400  EDISON INTERNATIONAL                2,593,687.50
    39,900  ENTERGY CORP NEW                    1,194,506.25
    35,600  FPL GROUP INC                       2,107,075.00
    20,700  GPU INC                               871,987.50
    54,650  HOUSTON INDS INC                    1,458,471.88
    21,900  NIAGARA MOHAWK PWR                    229,950.00
    13,600  NORTHERN STS PWR CO                   792,200.00
    53,600  PACIFICORP                          1,463,950.00
    25,700  PECO ENERGY                           623,225.00
    51,100  PG&E CORP                           1,555,356.25
    19,000  PUBLIC SVC ENTERPRISE GRP             602,062.50
   186,081  SBC COMMUNICATIONS INC             13,630,433.25
   137,700  SOUTHERN CO                         3,562,987.50
    44,100  UNICOM CORP                         1,356,075.00
    15,400  UNION ELECTRIC CO                     666,050.00

                GAS
    11,900  COLUMBIA GAS SYS INC                  934,893.75
    14,400  CONSOLIDATED NATL GAS                 871,200.00
    49,500  ENRON CORP                          2,057,343.75
    10,600  NICOR INC                             447,187.50
    15,000  PACIFIC ENTERPRISES                   564,375.00
     8,300  PEOPLES ENERGY CORP                   326,812.50
    16,600  SONAT INC                             759,450.00
    47,590  TEXAS UTILITIES CO                  1,977,959.38

                TELEPHONE
   285,400  A T & T                            17,480,750.00
    23,900  ALLTEL CORP                           981,393.75
   166,136  BELL ATLANTIC CORP                 15,118,376.00
   193,800  BELLSOUTH CORP                     10,913,362.50
    13,000  FRONTIER CORP                         312,812.50
   178,100  GTE CORP                            9,305,725.00
    76,800  SPRINT CORP                         4,502,400.00
   103,100  U S WEST INC                        4,652,387.50
   130,500  U S WEST MEDIA GROUP                3,768,187.50

                WASTE DESPOSAL
    20,800  BROWNING FERRIS IND                   769,600.00
    53,153  WASTE MANAGEMENT INC                1,461,707.50

                   TOTAL UTILITIES           $122,452,407.39

  MISCELLANEOUS                            9.51%

                BROADCAST/COMMUNICATIONS
   101,300  CBS CORP                            2,982,018.75
    53,250  COMCAST CORP CL A SPL               1,680,703.13
    64,600  GANNETT CO., INC                    3,993,087.50
   136,100  MCI COMMUNICATIONS                  5,826,781.25
    65,100  MOTOROLA INC                        3,714,768.75
   112,300  TELE COMM. INC CL A                 3,137,381.25
    71,800  TELLABS INC                         3,796,425.00
    41,400  VIACOM INC CL B NON VTG             1,715,512.50

                BUSINESS SERVICES
       700  AUTODESK INC                           25,900.00
    57,500  AUTOMATIC DATA PROC                 3,529,062.50
     9,400  BLOCK H&R INC                         421,237.50
   149,827  CENDANT CORP                        5,150,307.59
    22,000  COMPUTER SCIENCES CORP              1,837,000.00
    16,300  DONNELLEY RR & SONS                   607,175.00
    14,600  DOW JONES & CO                        783,837.50
    27,100  DUN & BRADSTREET                      838,406.25
    25,400  E M C CORP                            696,912.50
    12,700  ECOLAB INC                            704,056.25
    84,000  FIRST DATA CORP                     2,457,000.00
     8,800  GRAINGER W W INC                      855,250.00
    25,350  INTERPUBLIC GROUP COS               1,262,746.88
    30,000  OMNICOM GROUP INC                   1,271,250.00
     9,800  SAFETY KLEEN CORP                     268,887.50
     7,500  SCIENTIFIC-ATLANTA                    125,625.00
    43,500  SERVICE CORP INTL                   1,606,781.25
     1,000  THREE COM CORP                         34,937.50

                FOOD SERVICE
    37,000  DARDEN RESTAURANTS INC                462,500.00
   149,100  MCDONALDS CORP                      7,119,525.00
   486,600  PHILLIP MORRIS CO INC              22,049,062.50
    33,050  TRICON GLOBAL RESTAURANTS             960,515.63
    19,800  WENDYS INTL INC                       476,437.50

                HOTEL & MOTEL
    49,700  HILTON HOTELS CORP                  1,478,575.00
    26,300  ITT CORP NEW                        2,179,612.50
    24,200  MARRIOTT INTL CORP                  1,675,850.00

                HOUSING
     3,900  PULTE CORP                            163,068.75

                MED SERV & SUPPLIES
    23,600  BIOMET INC                            604,750.00
    42,400  HEALTHSOUTH CORPORATION             1,176,600.00
     1,300  HUMANA INC                             26,975.00
    10,900  MANOR CARE INC                        381,500.00
   110,800  MEDTRONIC INC                       5,796,225.00
     4,900  SHARED MEDICAL SYS CORP               323,400.00
    12,900  ST. JUDE MED INC.                     393,450.00

                REAL ESTATE
     4,500  CENTEX CORP                           283,218.75

                TRANSPORTATION
    22,000  AMR CORP                            2,827,000.00
    31,603  BURLINGTON NRTHN SANTA FE           2,937,103.81
     9,000  CALIBER SYSTEMS INC                   438,187.50
    48,800  CSX CORP                            2,635,200.00
    10,400  DELTA AIR LINES INC                 1,237,600.00
    20,500  FEDERAL EXPRESS CORP                1,251,781.25
     8,700  FLEETWOOD ENTERPRISES                 369,206.25
    70,500  NORFOLK SOUTHERN CORP               2,172,281.25
    16,600  PACCAR INC                            871,500.00
    14,900  RYDER SYSTEMS INC                     487,975.00
    48,150  SOUTHWEST AIRLINES CO               1,185,693.75
    12,800  U S AIR GROUP                         800,000.00
    46,100  UNION PACIFIC CORP                  2,878,368.75

                MISCELLANEOUS
    27,500  COGNIZANT CORP                      1,225,468.75
    15,200  MALLINCKRODT (NEW)                    577,600.00
    53,100  WARNER-LAMBERT                      6,584,400.00

                TELECOMMUNICATIONS
   117,600  AMERITECH CORP NEW                  9,466,800.00
    13,600  HARRIS CORP-DEL                       623,900.00

               TOTAL MISCELLANEOUS           $133,444,383.29

  UTILITIES                                0.07%

                ELECTRIC
    28,200  DTE ENERGY COMPANY                    978,187.50

                   TOTAL UTILITIES               $978,187.50

                                 TOTAL COMMON STOCK       $1,397,841,667.96

OTHER

                                           0.37%

                CASH EQUIVALENTS
 5,239,595  AIM SHORT TERM INV SER 2            5,239,594.67

                             TOTAL             $5,239,594.67

                                        TOTAL OTHER           $5,239,594.67


             TOTAL INVESTMENTS -         100.00%          $1,403,081,262.63
             (cost $759,068,926)

             See accompanying notes